

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 24, 2017

Jon W. Howie
Chief Financial Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, Texas 78704

      Re: **Chuy's Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended December 27, 2015
              Filed March 10, 2016
              File No. 001-35603

Dear Mr. Howie:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Melissa Raminpour

                      Melissa Raminpour
                      Branch Chief
                      Office of Transportation and Leisure